ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
john lowy, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

July 2, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 046, LLC
Offering Statement on Form 1-A
Filed February 22, 2021
File No. 024-11464

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 046, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 22, 2021. Amendment No. 1 is marked with  tags to show changes made from the Form 1-A filed on February 22, 2021. In addition, we have included a narrative response, keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 17, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A

General.

1.	Comment: Please add disclosure regarding Masterworks’ qualification rights that have been added as Section 8.20 of your LLC Agreement.

Response: The Company notes that a description of the qualification rights included in Section 8.20 of the LLC Operating Agreement was included in the Form 1-A in the section entitled “Interest of Management and Others in Certain Transactions” on page 62 of the Form 1-A. In light of the Staff’s Comment, the Company has included revised disclosure in the section entitled “Interest of Management and Others in Certain Transactions” on page 66 of Amendment No. 1 and replicated the disclosure in the section entitled “Description of Shares – Summary of Operating agreement” on page 75 of Amendment No. 1. The Company has also included revised disclosure in the sections entitled “Summary” on page 7 and “Risk Factors” on page 24 of Amendment No. 1 to highlight the risk that if Masterworks were to exercise its qualification rights, it may be more difficult for a shareholder to sell shares on the Secondary Market and it may adversely affect the share price.

2.	Comment: Please revise your offering statement and exhibits, as appropriate, to ensure consistency with the disclosure and exhibits of Masterworks 045, LLC, or tell us why you do not intend to do so.

Response: The Company does not intend to conform this Offering to the disclosure and exhibits contained in the offering statement filed by Masterworks 045, LLC (“045”). As the Staff is aware, Masterworks has filed an offering statement (the “Collection Offering”) for Masterworks Collection 001, LLC (“Collection”), an entity that is significantly different from other Masterworks issuers and is designed to invest in multiple Regulation A offerings conducted by other Masterworks issuers, as well as whole artwork. As part of Masterworks’ analysis that Collection would be exempt from registration under the Investment Company Act of 1940, as amended (the “40 Act”), at least 60% of the value of its assets must consist of certain specified asset categories, including “controlling interests” in certain Masterworks’ issuers such as 045. Masterworks filed the offering statement for 045 to enable the Staff to review the changes that would be made to future Masterworks single-asset offerings to support the position that Collection would hold “controlling interests” in Masterworks single-asset issuers for 40 Act purposes. Accordingly, the offering statement filed by 045 includes certain disclosures and exhibits that are different from other Masterworks issuers, such as provisions that would enable Collection to replace the Board of Managers of 045. Masterworks will not file an amendment identifying a painting or attempt to qualify the 045 offering statement unless and until Masterworks has received an indication from the Staff that they have no further comments on the Collection Offering. When and if the Collection Offering is qualified, relevant disclosures and conforming changes to exhibits included in the 045 offering statement will be included in other Masterworks offerings filed after such date.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/ U.S. Securities and Exchange Commission

Patrick Kuhn/ U.S. Securities and Exchange Commission

Theresa Brilliant/ U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 046, LLC

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